SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                    December 2002


                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number
     assigned to the registrant in connection with
                  Rule 12g3 - 2(b) 82 -


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   Name of company

P&O Princess Cruises plc

2)   Name of shareholder having a major interest

UBS Warburg


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5)   Number of shares/amount of stock acquired

Not stated

6)   Percentage of issued class

Not stated

7)   Number of shares/amount of stock disposed

Not stated

8)   Percentage of issued class

Not stated

9)   Class of security

Ordinary shares of 50c each

10)  Date of transaction

N/A

11)  Date company informed

12 December 2002

12)  Total holding following this notification

21,169,562 ordinary shares


13)  Total percentage holding of issued class following this notification

3.05%

14)  Any additional information

Within this interest, 10,840,374 Ordinary shares are held by UBS Warburg for hedging purposes in relation to contracts for difference entered into with clients

15)  Name of contact and telephone number for queries

Simon Pearce 020 7805 1208

16) Name and signature of authorised company official responsible for making this notification



Simon Pearce, Company Secretary

     Date of notification ...13 December 2002.....

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                P&O PRINCESS CRUISES PLC

Date:  13 December 2002              By:  /s/  Simon Pearce

                                     Name: Simon Pearce
                                     Title: Company Secretary